Exhibit 99.1

Audited Combined Carve-Out Financial Statements of the Sirius Business as of and for the years ended December 31, 2012, 2011 and 2010

Index to Combined Carve-out Financial Statements of the Sirius Business

Report of PricewaterhouseCoopers AS, Independent Registered Public Accounting Firm	2

Combined Carve-out Statements of Operations for the years ended December 31, 2012, 2011 and 2010	3

Combined Carve-out Balance Sheets as of December 31, 2012 and 2011	4

Combined Carve-out Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010	5

Combined Carve-out Statements of Changes in Owner’s Equity for the years ended December 31, 2012, 2011 and 2010	6

Notes to Combined Carve-out Financial Statements	7

Independent Auditor’s Report

To the Board of Directors of Seadrill Ltd

We have audited the accompanying Combined Carve-out Financial Statements of the Sirius Business as described in Note 1, which comprise the Combined Carve-out Balance Sheets as of December 31, 2012 and 2011, and the related Combined Carve-out Statements of Operations, of Changes in Owner’s Equity and of Cash Flows for the years ended December 31, 2012, 2011 and 2010.

Management’s Responsibility for the Combined Carve-out Financial Statements

Management is responsible for the preparation and fair presentation of the Combined Carve-out Financial Statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the Combined Carve-out Financial Statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the Combined Carve-out Financial Statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Combined Carve-out Financial Statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Combined Carve-out Financial Statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the Combined Carve-out Financial Statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the Combined Carve-out Financial Statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the Combined Carve-out Financial Statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Combined Carve-out Financial Statements referred to above present fairly, in all material respects, the financial position of the Sirius Business at December 31, 2012 and 2011, and the results of its operations and its cash flows for the years ended December 31, 2012, 2011 and 2010 in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers AS

Oslo, Norway

December 2, 2013

SIRIUS BUSINESS

COMBINED CARVE-OUT STATEMENTS OF OPERATIONS

for the years ended December 31, 2012, 2011 and 2010

(In $ millions)

	2012	2011	2010
Operating revenues
Contract revenues	$168.6	$181.0	$180.2
Reimbursable revenues	2.5	0.7	4.6

Total operating revenues	171.1	181.7	184.8

Operating expenses
Vessel and rig operating expenses	48.8	47.0	46.1
Reimbursable expenses	2.5	0.7	4.6
Depreciation and amortization	22.6	22.0	22.0
General and administrative expenses	7.8	6.2	8.5

Total operating expenses	81.7	75.9	81.2

Net operating income	89.4	105.8	103.6

Financial items
Interest expense	(13.6)	(13.7)	(15.9)
Loss on derivative financial instruments	(4.4)	(12.3)	(8.7)
Currency exchange loss	(0.1)	(0.2)	(0.1)

Total financial items	(18.1)	(26.2)	(24.7)

Income before income taxes	71.3	79.6	78.9

Income taxes	(1.5)	(7.1)	(9.8)

Net income	$69.8	$72.5	$69.1

A Statement of Other Comprehensive Income has not been presented as there are no items recognized in other comprehensive income.

See accompanying notes that are an integral part of these Combined Carve-out Financial Statements.

SIRIUS BUSINESS

COMBINED CARVE-OUT BALANCE SHEETS

as of December 31, 2012 and 2011

(In $ millions)

	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	$0.1	$0.1
Accounts receivables, net	32.7	29.6
Deferred charges – short-term	2.0	2.0
Other current assets	0.9	1.9

Total current assets	35.7	33.6
Non-current assets:
Drilling rigs	484.4	502.4
Deferred charges – long-term	0.9	2.9

Total non-current assets	485.3	505.3

Total assets	$521.0	$538.9

LIABILITIES AND OWNERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$51.8	$51.8
Trade accounts payable	—	0.3
Deferred mobilization revenue – short-term	5.2	5.2
Other current liabilities	3.8	9.9

Total current liabilities	60.8	67.2
Non-current liabilities:
Long-term debt	207.3	259.1
Deferred mobilization revenue – long-term	2.6	7.8

Total non-current liabilities	209.9	266.9

Equity
Owners’ equity	250.3	204.8

Total equity	250.3	204.8

Total liabilities and equity	$521.0	$538.9

See accompanying notes that are an integral part of these Combined Carve-out Financial Statements.

SIRIUS BUSINESS

COMBINED CARVE-OUT STATEMENT OF CASH FLOWS

for the years ended December 31, 2012, 2011 and 2010

(In $ millions)

	2012	2011	2010
Cash Flows from Operating Activities
Net income	$69.8	$72.5	$69.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	22.6	22.0	22.0
Amortization of deferred charges	2.0	2.0	2.0
Amortization of mobilization revenue	(5.2)	(5.2)	(5.2)
Unrealized loss related to derivative financial instruments	4.4	12.3	8.7
Payment for long term maintenance	(3.8)	(3.5)	(0.8)
Deferred income tax expense	—	—	12.0
Changes in operating assets and liabilities, net of effect of acquisitions
Trade accounts receivable	(3.1)	0.2	(5.9)
Trade accounts payable	(0.3)	(0.7)	(0.5)
Other current assets	1.0	(1.0)	2.8
Other current liabilities	(6.1)	(3.7)	10.6

Net cash provided by operating activities	81.3	94.9	114.8

Cash Flows from Investing Activities
Additions to rigs and equipment	(0.8)	(6.4)	(7.2)

Net cash used in investing activities	(0.8)	(6.4)	(7.2)

Cash Flows from Financing Activities
Proceeds from debt	—	64.5	359.3
Repayments of debt	(51.8)	(55.1)	(251.3)
Changes in owners’ equity	(28.7)	(97.8)	(215.7)

Net cash used in financing activities	(80.5)	(88.4)	(107.7)

Net increase/(decrease) in cash and cash equivalents	—	0.1	(0.1)
Cash and cash equivalents at beginning of the period	0.1	—	0.1

Cash and cash equivalents at the end of period	$0.1	$0.1	$—

Supplementary disclosure of cash flow information
Interest paid net of capitalized interest	11.4	10.6	11.4
Taxes paid	7.1	10.3	—

See accompanying notes that are an integral part of these Combined Carve-out Financial Statements.

SIRIUS BUSINESS

COMBINED CARVE-OUT STATEMENTS OF CHANGES IN

OWNER’S EQUITY

for the years ended December 31, 2012 and 2011

(In $ millions)

Owner’s equity
Combined balance as at December 31, 2010	$217.8
Combined carve-out net income for the year	72.5
Movement in owner’s equity during the year	(85.5)

Combined balance as at December 31, 2011	204.8
Combined carve-out net income for the year	69.8
Movement in owner’s equity during the year	(24.3)

Combined balance as at December 31, 2012	$250.3

See accompanying notes that are an integral part of these Combined Carve-out Financial Statements.

SIRIUS BUSINESS

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

Note 1 – General information

Background

Seadrill Limited (“Seadrill”) is a Bermuda company publicly listed in the United States of America, specializing in the acquisition, building, ownership, operation and chartering of offshore drilling rigs for shallow and deepwater areas, as well as benign and harsh environments.

On July 24, 2008, the West Sirius drilling rig entered into operations for Devon Energy in the US Gulf of Mexico on a six-year contract. The contract was subsequently novated to BP with effect from June 3, 2010.

The legal entities that own and operate West Sirius are collectively known as the “Sirius Business”. These entities and related activity have been carved out of Seadrill for the purpose of being acquired by a subsidiary of Seadrill Partners LLC.

Basis of preparation and presentation

The financial statements are presented in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). The amounts are presented in United States dollars (US dollars) rounded to the nearest hundred thousand, unless otherwise stated.

The Sirius Business’ Combined Carve-out Financial statements had negative working capital at December 31, 2012, 2011 and 2010. This is due to the historic financial positions of the Sirius Business, historic interaction between the Sirius Business and Seadrill, and the accounting treatment described below. A discussion of the relationship with Seadrill, including a description of the costs that have been allocated to the Sirius Business, is included in Note 10 “Related Party Transactions.”

The accounting policies set out below have been applied consistently to all periods in these Combined Carve-out Financial statements, unless otherwise noted.

Basis of preparation

The Sirius Business’ Combined Carve-out Financial Statements have been prepared on a “carve-out” basis for the years ended December 31, 2012, 2011 and 2010, from the accounting records of Seadrill using historical results of operations, assets and liabilities attributable to the Sirius Business, including allocation of expenses from Seadrill. Management believes the assumptions and allocations of the carve-out period have been determined on a basis that is a reasonable reflection of the utilization of services provided to, or the benefit received by, the Sirius Business during the periods presented. The actual basis of allocation for each item is described below.

The Sirius Business’ Combined Carve-out Financial Statements include the assets, liabilities, revenues, expenses and cash flows directly attributable to the Sirius Business’ companies and their rig-owning and operating subsidiaries, plus the following items which have been assigned or allocated as set forth below:

•	The $1,500 million secured credit facility related to the West Sirius is held by Seadrill in connection with a loan facility which also covers other drilling rigs. Accordingly, the Sirius Business’ share of this loan facility’s, interest expense, deferred financing fees and related repayments and drawdowns for all periods presented has been carved-out based on the relative fair value of the other drilling rigs pledged in the facility at June 30, 2012, which is based on external fair value assessments.

•	The Sirius Business has benefited from Seadrill’s general corporate debt. As the use of this debt was for general corporate purposes within the Seadrill corporate group, a proportion of the interest cost of this debt has been included in the Sirius Business’ Combined Carve-out Financial Statements for the periods presented, based upon the relative fair value of the West Sirius at each period-end in proportion to the fair value of Seadrill’s operating drilling rigs (including the West Sirius).

•	A portion of Seadrill’s mark-to-market adjustments for interest rate swap derivatives have been allocated to the Sirius Business’ Combined Carve-out Statement of Operations on the basis of the Sirius Business’ proportion of Seadrill’s floating rate debt.

•	Cash in one of the Sirius Business’ operating entities has historically been co-mingled with other parts of the Seadrill Group. As cash attributable to the Sirius Business cannot be clearly distinguished from the cash attributable to the rest of Seadrill, management has decided not to allocate cash to the Sirius Business from this entity.

•	Rig operating expenses, which include rig management fees for the provision of technical and commercial management of rigs, that cannot be attributed to specific drilling rigs have been allocated to the Sirius Business based on intercompany charges from Seadrill.

•	Administrative expenses, which include stock-based compensation costs of Seadrill that cannot be attributed to specific drilling rigs, and for which the Sirius Business is deemed to have received the benefit of, have been allocated to the Sirius Business based on intercompany charges from Seadrill.

In accordance with the convention for carve-out financial statements, amounts due to and due from the Sirius Business to other Seadrill entities are recognized within owners’ equity in the Sirius Business’ Combined Carve-out Financial Statements. Because Seadrill uses a centralized cash management system, whereby cash held at a subsidiary level is swept on a daily basis into a centralized treasury function at Seadrill, intercompany payables and receivables outstanding for the periods presented, have been deemed as equity in the Sirius Business.

The financial position, results of operations and cash flows of the Sirius Business may differ from those that would have been achieved had the Sirius Business operated autonomously as a publicly traded entity for all years presented, as the Sirius Business may have had, for example, additional administrative expenses, including legal, accounting, treasury and regulatory compliance and other costs normally incurred by a publicly traded entity.

Note 2 – Accounting policies

Use of estimates

Preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Contract revenue

A substantial majority of the Sirius Business’ revenues are derived from dayrate based drilling contracts (which may include lump sum fees for mobilization and demobilization) and other service contracts. Both dayrate base and lump sum fee revenues are recognized ratably over the contract period when services are rendered.

In connection with drilling contracts, the Sirius Business may receive lump sum fees for the mobilization of equipment and personnel or for capital additions and upgrades prior to commencement of drilling services. These up-front fees are recognized as revenue over the original contract term, excluding option periods.

In some cases, the Sirius Business may receive lump sum non-contingent fees or dayrate based fees from customers for demobilization upon completion of a drilling contract. Non-contingent demobilization fees are recognized as revenue over the original contract term, excluding any extension option periods not exercised by customers. Contingent demobilization fees are recognized as earned upon completion of the drilling contract.

Fees received from customers under drilling contracts for capital upgrades are deferred and recognized over the remaining contract term, excluding any extension option periods not exercised.

Reimbursable revenue and expenses

Reimbursements received for the purchases of supplies, personnel services and other services provided on behalf of and at the request of our customers in accordance with a contract or agreement are recorded as revenue. The related costs are recorded as reimbursable expenses in the same period.

Mobilization and demobilization expenses

Demobilization costs are costs related to the transfer of a vessel or drilling rig to a safe harbor or different geographic area and are expensed as incurred.

Mobilization costs incurred as part of a contract are capitalized and recognized as expense over the contract term, excluding any extension periods not exercised by customers. The costs of relocating drilling rigs that are not under contract are expensed as incurred.

Rig operating expenses

Rig operating expenses are costs associated with operating a drilling rig that is either in operation or stacked, and include the remuneration of offshore crews and related costs, rig supplies, insurance costs, expenses for repairs and maintenance as well as costs related to onshore personnel in various locations where the rigs are operated and are expensed as incurred.

Repairs, maintenance and periodic surveys

Costs related to periodic overhauls of drilling rigs are capitalized under drilling rigs and amortized over the anticipated period between overhauls, which is generally five years. Related costs are primarily yard costs and the cost of employees directly involved in the work. Amortization costs for periodic overhauls are included in depreciation and amortization expense. Costs for other repair and maintenance activities are included in vessel and rig operating expenses and are expensed as incurred.

Foreign currencies

The Sirius Business and all of its entities use US dollars as their functional currency because the majority of their revenues and expenses are denominated in US dollars. Accordingly, the Sirius Business’ reporting currency is also US dollars. The Sirius Business uses the current method of translation whereby the statements of operations are translated using the average exchange rate for the year and the assets and liabilities are translated using the year end exchange rate.

Transactions in foreign currencies during a period are translated into US dollars at the rates of exchange in effect at the date of the transaction. Foreign currency assets and liabilities are translated using rates of exchange at the balance sheet date. Gains and losses on foreign currency transactions are included in the Combined Carve-out Statements of Operations.

Current and non-current classification

Receivables and liabilities are classified as current assets and liabilities respectively, if their maturity is within one year of the balance sheet date. Otherwise, they are classified as non-current assets and liabilities.

Cash and cash equivalents

Cash and cash equivalents consist of cash, bank deposits and highly liquid financial instruments with original maturities of three months or less.

Receivables

Receivables, including accounts receivable, are recorded in the balance sheet at their nominal amount less an allowance for doubtful accounts. The Sirius Business establishes reserves for doubtful accounts on a case-by-case basis when it is unlikely that required payments of specific amounts will occur. In establishing these reserves, the Sirius Business considers the financial condition of the customer as well as specific circumstances related to the receivable such as customer disputes. Receivable amounts determined as being unrecoverable are written off.

Drilling rigs

Rigs, vessels and equipment are recorded at historical cost less accumulated depreciation. The cost of these assets, less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated economic useful life of the West Sirius when new, was 30 years.

Significant investments are capitalized and depreciated in accordance with the nature of the investment. Significant investments that are deemed to increase an asset’s value for its remaining useful life are capitalized and depreciated over the remaining life of the asset.

Impairment of long-lived assets

The carrying value of long-lived assets that are held and used by the Sirius Business are reviewed for impairment whenever certain trigger events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. The Sirius Business assesses recoverability of the carrying value of the asset by estimating the undiscounted future net cash flows expected to result from the asset, including eventual disposition. If the undiscounted future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value.

Derivative financial instruments and hedging activities

Net income includes an allocation of Seadrill’s derivative gains and losses related to mark-to-market adjustments on floating-to-fixed interest swaps. The allocation is based on the Sirius Business’ proportion of floating interest rate debt. These derivatives do not qualify for hedge accounting.

Income taxes

Income taxes, as presented, are calculated on an “as if” separate tax return basis. Seadrill’s global tax model has been developed based on its entire business. Accordingly, the tax results are not necessarily reflective of the results that the Sirius Business would have generated on a stand-alone basis. Income tax expense is based on reported income or loss before income taxes.

Significant judgment is involved in determining the provision for income taxes. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business. The Sirius Business recognizes tax liabilities based on its assessment of whether its tax positions are more likely than not sustainable, based on the technical merits and considerations of the relevant taxing authority’s widely understood administrative practices and precedence.

Income tax expense consists of taxes currently payable and changes in deferred tax assets and liabilities calculated according to local tax rules. Deferred tax assets and liabilities are based on temporary differences that arise between carrying values used for financial reporting purposes and amounts used for taxation purposes of assets and liabilities and the future tax benefits of tax loss carry forwards. A deferred tax asset is recognized only to the extent that it is more likely than not that future taxable profits will be available against which the asset can be utilized. The amount of deferred tax provided is based upon the expected manner of settlement of the carrying amount of assets and liabilities, using tax rates enacted at the balance sheet date. The impact of tax law changes is recognized in periods when the change is enacted

Deferred charges

Loan related costs, including debt arrangement fees and legal expenses, are capitalized and amortized over the term of the related loan and are included in interest expense.

Provisions

A provision is recognized in the balance sheet when the Sirius Business has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate of the amount can be made. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Related parties

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are subject to common control or common significant influence.

Recently adopted accounting standards

Accounting Standards Update (“ASU”) No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities – Effective January 1, 2013, the Sirius Business adopted the accounting standards update that expands the disclosure requirements for the offsetting of assets and liabilities related to certain financial instruments and derivative instruments. The update requires disclosures to present both gross information and net information for financial instruments and derivative instruments that are eligible for net presentation due to a right of offset, an enforceable master netting arrangement or similar agreement. The update is effective for interim and annual periods beginning on or after January 1, 2013. The adoption did not have an effect on the Combined Carve-out Financial Statements.

Balance sheet – Effective January 1, 2014, the Sirius Business will adopt the accounting standards update that expands on the recognition, measurement and disclosure obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, except for obligations addressed within existing guidance in US generally accepted accounting principles (GAAP). The update requires measurement of the obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, as the sum of the amount the entity agreed to pay on the basis of its arrangement and any additional amount expected to be paid on behalf of co-obligors. The update also requires an entity to disclose the nature, amount and other information of the obligation. The update is effective for interim and annual periods beginning on or after December 15, 2013. Adoption of this standard is not expected to have a material effect on the Combined Carve-out Financial Statements.

Balance sheet – Effective January 1, 2014, the Sirius Business will adopt the accounting standards update that applies to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. The update requires the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. A pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of an equity method investment. The update is effective for interim and annual periods beginning on or after December 15, 2013. Adoption of this standard is not expected to have a material effect on the Combined Carve-out Financial Statements.

Note 3 – Entities included in the Sirius Business

The following table lists the entities included in the Combined Carve-out Financial Statements of the Sirius Business, as well as their purpose, as of December 31, 2012:

Name of the Company	Jurisdiction of Incorporation	Principal Activities
Seadrill Hungary Kft	Hungary	Rig owner
Seadrill Americas Inc	US	Operating company

Seadrill Americas Inc also holds other parts of the global Seadrill operation in addition to West Sirius, such as the management and onshore support function for the Americas region, all US Seadrill employees and for a period of time, the operations of another Seadrill rig, the West Capricorn. As the drilling contract for West Sirius will be transferred out of Seadrill Americas Inc in connection with the proposed acquisition of the Sirius Business by a subsidiary of Seadrill Partners LLC, and Seadrill Americas Inc. is not intended to be included in the acquisition, the historical operations of West Sirius have been carved out from Seadrill Americas Inc.

In addition to the entities listed above, the Combined Carve-out Financial Statements include allocations and charges from other Seadrill subsidiaries from which the Sirius Business is deemed to have received benefit.

Note 4 – Taxation

The following table summarizes, by jurisdiction, the components of the provision for income taxes for the years ended December 31, 2012 and 2011:

	Years ended December 31,
(In $ millions)	2012	2011	2010
Current tax expense:
Hungary	1.5	1.5	1.2
United States	—	5.6	8.6

Total income tax expense/(benefit)	$1.5	$7.1	$9.8

A reconciliation between the income tax expense resulting from applying the Bermudan statutory income tax rate and the reported income tax expense has not been presented herein as it would not provide additional useful information to users of the Combined Carve-out Financial Statements as the Sirius Business’ net income is not subject to Bermuda tax.

Note 5 – Accounts receivable

Accounts receivable are presented net of allowances for doubtful accounts. There was no allowance for doubtful accounts receivables at December 31, 2012 and 2011.

Note 6 – Other current assets

Other current assets include:

(In $ millions)	December 31, 2012	December 31, 2011

Prepaid expenses	$0.1	$0.2
Reimbursable amounts due from customers	0.7	1.6
Other	0.1	0.1

Total other current assets	$0.9	$1.9

Note 7 – Drilling rigs

(In $ millions)	December 31, 2012	December 31, 2011
Cost	$583.4	$578.8
Accumulated depreciation	(99.0)	(76.4)

Net book value	$484.4	$502.4

Note 8 – Long-term debt

As of December 31, 2012, 2011 and 2010, Seadrill had the following amounts outstanding under the $1,500 million secured credit facility related to the West Sirius:

(In $ millions)	2012	2011
Credit facilities
$1,500 credit facility	$259.1	$310.9

Less: current portion	51.8	51.8

Long-term portion of interest bearing debt	$207.3	$259.1

The outstanding debt as of December 31, 2012 is repayable as follows:

(In $ millions)	Year ending December 31
2013	$51.8
2014	207.3

Total debt	$259.1

$1,500 million secured credit facility

In June 2009, Seadrill entered into a $1,500 million senior secured loan facility with a syndicate of banks and export credit facility agents, to partly fund the acquisition of the West Capella, the West Sirius, the West Ariel, and the West Aquarius rigs, which have been pledged as collateral. The loan facility bears interest at LIBOR plus 3.25% per annum and is repayable over a term of five years. At maturity in June 2014, a balloon payment of $662.0 million is due, of which $194.3 million relates to the West Sirius. There was no undrawn capacity on this facility as of December 31, 2012.

Covenants on loans and bonds

In addition to the collateral provided to lenders in the form of pledged assets, Seadrill’s bank loan agreements generally contain financial covenants, the primary covenants being as follows:

•	Aggregated minimum liquidity requirement for the group: to maintain cash and cash equivalents of at least $155 million within the group.

•	Interest coverage ratio: to maintain an EBITDA to interest expense ratio of at least 2.5:1.

•	Current ratio: to maintain current assets to current liabilities ratio of at least 1:1. Current assets are defined as book value less minimum liquidity, but including up to 20.0% of shares in listed companies owned 20.0% or more. Current liabilities are defined as book value less the current portion of long term debt obligations.

•	Equity to asset ratio: to maintain total equity to total assets ratio of at least 30.0%. Both equity and total assets are adjusted for the difference between book and market values of drilling rigs.

•	Leverage ratio: to maintain a ratio of net debt to EBITDA no greater than 4.5:1. Net debt is calculated as all interest bearing debt less cash and cash equivalents excluding minimum liquidity requirements.

Seadrill was in compliance with all the financial loan covenants as of December 31, 2012 and 2011.

Note 9 – Other current liabilities

Other current liabilities are comprised of the following:

(In $ millions)	December 31, 2012	December 31, 2011
Taxes payable	$1.5	$7.1
Accrued interest	0.1	0.4
Accrued expenses	2.2	2.4

Total other current liabilities	$3.8	$9.9

Note 10 – Related party transactions

Invoiced charges

As described in Note 1, Seadrill charges the Sirius Business a share of its general and administrative costs. Amounts charged to the Sirius Business for the years ended December 31, 2012, 2011 and 2010 were $7.3 million, $8.0 million and $8.5 million, respectively, which include amounts related to the following:

•	$3.0 million, $2.4 million and $3.4 million for the years ended December 31, 2012, 2011 and 2010, respectively, from the Seadrill corporate head office in Norway related to personnel costs, office rent and other administrative costs.

•	Insurance policies for the Sirius Business were entered into by a Seadrill Group company. Insurance premiums charged to the Sirius Business related to the West Sirius were $4.3 million, $5.6 million and $5.1 million for the years ended December 31, 2012, 2011 and 2010.

Allocated costs

As described in Note 1, the Sirius Business Combined Carve-out Financial Statements include certain allocations. Amounts allocated to the statement of operations for the years ended December 31, 2012 and 2011 are:

(In $ millions)	December 31, 2012	December 31, 2011	December 31, 2010
Interest expense on rig specific debt	$13.0	$12.8	$13.4
Derivatives gains and losses	4.4	12.3	8.7
Interest expense on general purpose debt	0.6	0.9	2.5

Total allocated costs and expenses	$18.0	$26.0	$24.6

Certain Sirius Business entities use a cash pool sweeping arrangement within Seadrill’s corporate group, whereby cash held at a subsidiary level is swept on a daily basis into a centralized treasury function. Due to the accounting convention for carve-out financial statements, the amount due from Seadrill with respect to this cash is recognized as owner’s equity in the Sirius Business Financial Statements.

Note 11 – Risk management and financial instruments

The Sirius Business is exposed to various market risks, including interest rate, foreign currency exchange and concentration of credit risks. The Sirius Business may enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks.

Interest rate risk

The Sirius Business’ exposure to interest rate risk relates mainly to its floating interest rate debt. This exposure is managed through the use of interest rate swaps and other derivative arrangements. The Sirius Business’ objective is to obtain the most favorable interest rate borrowings available without increasing its foreign currency exposure. The extent to which the Sirius Business utilizes interest rate swaps derivatives to manage its interest rate risk is determined by the net debt exposure and its views on future interest rates.

Interest rate swap agreements

For the year ended December 31, 2012, the Sirius Business was allocated a proportion of Seadrill’s loss on interest rate swaps, based on its share of floating interest rate debt and, therefore, no positions are recorded as at December 31, 2012.

Details of Seadrill’s interest rate swaps

The extent to which Seadrill utilizes interest rate swaps to manage its interest rate risk is determined by the net debt exposure and its views on future interest rates. At December 31, 2012 and 2011, Seadrill had interest rate swap agreements with an outstanding principal of $6,148 million and $4,738 million. These agreements do not qualify for hedge accounting, and accordingly the Sirius Business’ share of any changes in the fair values of the swap agreements are included in the Sirius Business’ Combined Carve-out Statement of Operations under ‘Loss on interest rate swaps.” Seadrill’s combined total fair value of the interest rate swaps outstanding as of December 31, 2012 and 2011, amounted to a liability in Seadrill’s financial statements of $384 million and $345 million, respectively. The fair value of the interest rate swaps are classified as other current liabilities in Seadrill’s balance sheet as of December 31, 2012.

Concentration of credit risk

The Sirius Business has financial assets which expose the Sirius Business to credit risk arising from possible default by a counterparty. The Sirius Business considers the counterparties to be creditworthy and does not expect any significant loss to result from non-performance by such counterparties. The Sirius Business in the normal course of business does not demand collateral from its counterparties.

Fair values

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.

The fair value of the current and long-term portion of floating rate debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis. This debt is not freely tradable and cannot be purchased by the Sirius Business at prices other than the outstanding balance plus accrued interest. We have categorized it at level 2 on the fair value measurement hierarchy.

The Sirius Business does not have any financial instruments that are measured at fair value on a recurring basis.

		Fair value measurements at reporting date using
(In $ millions)	Fair value December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$0.1	$0.1	$—	$—
Current portion of long-term debt	51.8	—	51.8	—
Long-term portion of floating rate debt	207.3	—	207.3	—

Accounting Standards Codification (“ASC”) Topic 820 Fair Value Measurement and Disclosures emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC Topic 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level one input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that the Sirius Business has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Sirius Business’ assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Retained risk

a) Physical damage insurance

Seadrill has purchased hull and machinery insurance to cover for physical damage to its drilling rigs and those of the Sirius Business and charges the Sirius Business for the associated cost for the West Sirius.

The Sirius Business retains the risk for the deductibles relating to physical damage insurance on the West Sirius. The deductible is currently a maximum of $5.0 million per occurrence.

b) Loss of hire insurance

Seadrill purchases insurance to cover for loss of revenue in the event of extensive downtime caused by physical damage to its drilling rigs, where such damage is covered under the Seadrill’s physical damage insurance, and charges the Sirius Business for the cost related to the West Sirius.

The loss of hire insurance has a deductible period of 60 days after the occurrence of physical damage. Thereafter, insurance policies according to which the Sirius Business is compensated for loss of revenue are limited to 290 days. The Sirius Business retains the risk related to loss of hire during the initial 60 day period, as well as any loss of hire exceeding the number of days permitted under insurance policy. This means that if the West Sirius is wholly or partially deprived of income as a consequence of damage, the loss of income will not be compensated by insurance.

(c) Protection and indemnity insurance

Seadrill purchases protection and indemnity insurance and excess liability insurance for personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling rigs to cover claims of up to $750 million per event and in the aggregate for the West Sirius.

Concentration of risk

There is a concentration of credit risk with respect to cash and cash equivalents as most of the amounts are deposited with Citibank Group and Danske Bank A/S. The Sirius Business considers these risks to be remote.

A breakdown of the Sirius Business’ revenues by customer for the years ended December 31, 2012, 2011 and 2010 is as follows:

Contract Revenue Split by Customer	2012	2011	2010
BP	100%	100%	57%
Devon	—	—	36%
Exxon	—	—	7%

Total	100%	100%	100%

All of the above customers are highly reputable international oil companies, and the Sirius Business considers the counterparty risk associated with these customers to be remote.

Note 12 – Commitments and contingencies

Legal proceedings

At December 31, 2012, the Sirius Business was not party to any litigation.

Pledged assets

The book value of assets pledged under mortgage and overdraft facilities at December 31, 2012 and 2011 was $484.4 million and $502.4 million, respectively.

Purchase commitments

At December 31, 2012 and 2011, the Sirius Business had contractual commitments related to office rental of $3.9 million and $3.4 million, respectively.

Note 13 – Subsequent events

The Sirius Business has performed an evaluation of subsequent events through December 2, 2013, which is the date the financial information was issued, with no material events or transactions needing recognition or disclosure found.

Unaudited Combined Carve-Out Financial Statements of the Sirius Business as of September 30, 2013 and December 31, 2012 and for the nine months ended September 30, 2013 and 2012

Index to Combined Carve-out Financial Statements of the Sirius Business

Unaudited Combined Carve-out Statements of Operations for the nine months ended September 30, 2013 and 2012	20

Unaudited Combined Carve-out Balance Sheets as of September 30, 2013 and December 31, 2012	21

Unaudited Combined Carve-out Statements of Cash Flows for the nine months ended September 30, 2013 and 2012	22

Unaudited Combined Carve-out Statements of Changes in Owner’s Equity for the nine months ended September 30, 2013 and 2012	23

Notes to Unaudited Combined Carve-out Financial Statements	24

SIRIUS BUSINESS

UNAUDITED COMBINED CARVE-OUT STATEMENTS OF OPERATIONS

for the nine months ended September 30, 2013 and 2012

(In $ millions)

	Nine months ended September 30, 2013	Nine months ended September 30, 2012

Operating revenues
Contract revenues	$136.5	$120.8
Reimbursable revenues	0.7	1.5
Other revenues	—	—

Total operating revenues	137.2	122.3

Operating expenses
Vessel and rig operating expenses	42.6	37.3
Reimbursable expenses	0.7	1.5
Depreciation and amortization	16.2	16.7
General and administrative expenses	7.9	5.2

Total operating expenses	67.4	60.7

Net operating income	69.8	61.6

Financial items
Interest expense	(9.6)	(10.8)
Gain/(loss) on derivative financial instruments	3.5	(4.1)
Currency exchange loss	—	(0.1)

Total financial items	(6.1)	(15.0)

Income before income taxes	63.7	46.6

Income taxes	(5.1)	0.4

Net income	$58.6	$47.0

A Statement of Other Comprehensive Income has not been presented as there are no items recognized in other comprehensive income.

See accompanying notes that are an integral part of these Combined Carve-out Financial Statements.

SIRIUS BUSINESS

UNAUDITED COMBINED CARVE-OUT BALANCE SHEETS

as of September 30, 2013 and December 31, 2012

(In $ millions)

	September 30, 2013	December 31, 2012
ASSETS
Current assets:
Cash and cash equivalents	$1.0	$0.1
Accounts receivables, net	31.3	32.7
Deferred charges – short-term	1.5	2.0
Other current assets	1.1	0.9

Total current assets	34.9	35.7
Non-current assets:
Drilling rigs	491.3	484.4
Deferred charges – long-term	—	0.9

Total non-current assets	491.3	485.3

Total assets	$526.2	$521.0

LIABILITIES AND OWNERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$220.2	$51.8
Trade accounts payable and accruals	1.5	—
Deferred mobilization revenue – short-term	3.9	5.2
Other current liabilities	14.7	3.8

Total current liabilities	240.3	60.8
Non-current liabilities:
Long-term debt	—	207.3
Deferred mobilization revenue – long-term	—	2.6

Total non-current liabilities	—	209.9

Equity
Owners’ equity	285.9	250.3

Total equity	285.9	250.3

Total liabilities and equity	$526.2	$521.0

See accompanying notes that are an integral part of these Combined Carve-out Financial Statements.

SIRIUS BUSINESS

UNAUDITED COMBINED CARVE-OUT STATEMENT OF CASH FLOWS

for the nine months ended September 30, 2013 and 2012

(In $ millions)

	Nine months ended September 30, 2013	Nine months ended September 30, 2012
Cash Flows from Operating Activities
Net income	$58.6	$47.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	16.2	16.7
Amortization of deferred charges	1.4	1.5
Amortization of mobilization revenue	(3.9)	(3.9)
Unrealized (gain)/loss related to derivative financial instruments	(3.5)	4.1
Payment for long term maintenance	(22.2)	(2.2)
Deferred income tax expense	—	(0.4)
Changes in operating assets and liabilities, net of effect of acquisitions
Accounts receivable, net	1.4	(12.6)
Trade accounts payable	1.5	(0.2)
Other current assets	(0.2)	(0.3)
Other current liabilities	10.9	(5.9)

Net cash provided by operating activities	60.2	43.8

Cash Flows from Investing Activities
Additions to rigs and equipment	(0.9)	(0.8)

Net cash used in investing activities	(0.9)	(0.8)

Cash Flows from Financing Activities
Repayments of debt	(38.9)	(38.9)
Changes in owners’ equity	(19.5)	(4.2)

Net cash used in financing activities	(58.4)	(43.1)

Net increase/(decrease) in cash and cash equivalents	0.9	(0.1)
Cash and cash equivalents at beginning of the period	0.1	0.1

Cash and cash equivalents at the end of period	$1.0	$—

Supplementary disclosure of cash flow information
Interest paid net of capitalized interest	6.0	8.3
Taxes paid	1.5	7.1

See accompanying notes that are an integral part of these Combined Carve-out Financial Statements.

SIRIUS BUSINESS

UNAUDITED COMBINED CARVE-OUT STATEMENTS OF CHANGES IN

OWNER’S EQUITY

for the nine months ended September 30, 2013 and 2012

(In $ millions)

Owner’s equity
Combined balance as at December 31, 2011	$204.8
Combined carve-out net income for the nine months	47.0
Movement in owner’s equity during the nine months	(0.0)

Combined balance as at September 30, 2012	$251.8

Combined balance as at December 31, 2012	$250.3
Combined carve-out net income for the nine months	58.6
Movement in owner’s equity during the nine months	(23.0)

Combined balance as at September 30, 2013	$285.9

See accompanying notes that are an integral part of these Combined Carve-out Financial Statements.

SIRIUS BUSINESS

NOTES TO UNAUDITED COMBINED CARVE-OUT FINANCIAL STATEMENTS

Note 1 – General information

Background

Seadrill Limited (“Seadrill”) is a Bermuda company publicly listed on the New York Stock Exchange, specializing in the acquisition, building, ownership, operation and chartering of offshore drilling rigs for shallow and deepwater areas, as well as benign and harsh environments.

On July 24, 2008, the West Sirius drilling rig entered into operations for Devon Energy in the US Gulf of Mexico on a six-year contract. The contract was subsequently novated to BP with effect from June 3, 2010.

The legal entities that own and operate West Sirius are collectively known as the “Sirius Business”. These entities and related activity have been carved out of Seadrill for the purpose of being acquired by a subsidiary of Seadrill Partners LLC.

Basis of preparation and presentation

The accompanying interim Combined Carve-out Financial Statements of the Sirius Business are unaudited, but, in the opinion of management, contain all adjustments necessary to present a fair statement of results, in all material respects, the Sirius Business’ Combined Carve-out Balance Sheet as of September 30, 2013 and December 31, 2012, and the Combined Carve-out Statement of Operations for the nine months ended September 30, 2013 and 2012. The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include information and disclosures required under generally accepted accounting principles in the United States of America (“US GAAP”) for complete financial statements. All such adjustments are deemed to be of a normal, recurring nature. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the audited Combined Carve-out Financial Statements and related notes for the year ended December 31, 2012.

The financial statements are presented in accordance with US GAAP. The amounts are presented in United States dollars (US dollars) rounded to the nearest hundred thousand, unless otherwise stated.

The Sirius Business’ Combined Carve-out Financial Statements had negative working capital as of September 30, 2013 and December 31, 2012. This is primarily due to the historic interaction between the Sirius Business and Seadrill, and the cash sweep arrangement described below. A discussion of the relationship with Seadrill, including a description of the costs that have been allocated to the Sirius Business, is included in Note 10 “Related Party Transactions.”

The accounting policies set out below have been applied consistently to all periods in these Combined Carve-out Financial Statements, unless otherwise noted.

Basis of preparation

The Sirius Business’ Combined Carve-out Financial Statements have been prepared on a “carve-out” basis for the periods ended September 30, 2013 and 2012, from the accounting records of Seadrill using historical results of operations, assets and liabilities attributable to the Sirius Business, including allocation of expenses from Seadrill. Management believes the assumptions and allocations of the carve-out period have been determined on a basis that is a reasonable reflection of the utilization of services provided to, or the benefit received by, the Sirius Business during the periods presented. The actual basis of allocation for each item is described below.

The Sirius Business’ Combined Carve-out Financial Statements include the assets, liabilities, revenues, expenses and cash flows directly attributable to the Sirius Business’ companies and their rig-owning and operating subsidiaries, plus the following items which have been assigned or allocated as set forth below:

•	The $1,500 million secured credit facility related to the West Sirius is held by Seadrill in connection with a loan facility which also covers other drilling rigs. Accordingly, the Sirius

Business’ share of this loan facility’s interest expense, deferred financing fees and related repayments and drawdowns for all periods presented has been carved-out based on the relative fair value of the other drilling rigs pledged in the facility at September 30, 2013, which is based on external fair value assessments.

•	The Sirius Business has benefited from Seadrill’s general corporate debt. As the use of this debt was for general corporate purposes within the Seadrill corporate group, a proportion of the interest cost of this debt has been included in the Sirius Business’ Combined Carve-out Financial Statements for the periods presented, based upon the relative fair value of the West Sirius at each period-end in proportion to the fair value of Seadrill’s operating drilling rigs (including the West Sirius).

•	A portion of Seadrill’s mark-to-market adjustments for interest rate swap derivatives have been allocated to the Sirius Business’ Combined Carve-out Statement of Operations on the basis of the Sirius Business’ proportion of Seadrill’s floating rate debt.

•	Cash in one of the Sirius Business’ operating entities has historically been co-mingled with other parts of the Seadrill Group. As cash attributable to the Sirius Business cannot be clearly distinguished from the cash attributable to the rest of Seadrill, management has decided not to allocate cash to the Sirius Business from this entity.

•	Rig operating expenses, which include rig management fees for the provision of technical and commercial management of rigs, that cannot be attributed to specific drilling rigs have been allocated to the Sirius Business based on intercompany charges from Seadrill.

•	Administrative expenses, which include stock-based compensation costs of Seadrill that cannot be attributed to specific drilling rigs, and for which the Sirius Business is deemed to have received the benefit of, have been allocated to the Sirius Business based on intercompany charges from Seadrill.

In accordance with the convention for carve-out financial statements, amounts due to and due from the Sirius Business to other Seadrill entities are recognized within owners’ equity in the Sirius Business’ Combined Carve-out Financial Statements. Because Seadrill uses a centralized cash management system, whereby cash held at a subsidiary level is swept on a daily basis into a centralized treasury function at Seadrill, intercompany payables and receivables outstanding for the periods presented, have been deemed as equity in the Sirius Business.

The financial position, results of operations and cash flows of the Sirius Business may differ from those that would have been achieved had the Sirius Business operated autonomously as a publicly traded entity for all periods presented, as the Sirius Business may have had, for example, additional administrative expenses, including legal, accounting, treasury and regulatory compliance and other costs normally incurred by a publicly traded entity.

Note 2 – Accounting policies

Use of estimates

Preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Contract revenue

A substantial majority of the Sirius Business’ revenues are derived from dayrate based drilling contracts (which may include lump sum fees for mobilization and demobilization) and other service contracts. Both dayrate base and lump sum fee revenues are recognized ratably over the contract period when services are rendered.

In connection with drilling contracts, the Sirius Business may receive lump sum fees for the mobilization of equipment and personnel or for capital additions and upgrades prior to commencement of drilling services. These up-front fees are recognized as revenue over the original contract term, excluding option periods.

In some cases, the Sirius Business may receive lump sum non-contingent fees or dayrate based fees from customers for demobilization upon completion of a drilling contract. Non-contingent demobilization fees are recognized as revenue over the original contract term, excluding any extension option periods not exercised by customers. Contingent demobilization fees are recognized as earned upon completion of the drilling contract.

Fees received from customers under drilling contracts for capital upgrades are deferred and recognized over the remaining contract term, excluding any extension option periods not exercised.

Reimbursable revenue and expenses

Reimbursements received for the purchases of supplies, personnel services and other services provided on behalf of and at the request of customers in accordance with a contract or agreement are recorded as revenue. The related costs are recorded as reimbursable expenses in the same period.

Mobilization and demobilization expenses

Demobilization costs are costs related to the transfer of a vessel or drilling rig to a safe harbor or different geographic area and are expensed as incurred.

Mobilization costs incurred as part of a contract are capitalized and recognized as expense over the contract term, excluding any extension periods not exercised by our customers. The costs of relocating drilling rigs that are not under contract are expensed as incurred.

Rig operating expenses

Rig operating expenses are costs associated with operating a drilling rig that is either in operation or stacked, and include the remuneration of offshore crews and related costs, rig supplies, insurance costs, expenses for repairs and maintenance as well as costs related to onshore personnel in various locations where the rig is operated and are expensed as incurred.

Repairs, maintenance and periodic surveys

Costs related to periodic overhauls of drilling rigs are capitalized under drilling rigs and amortized over the anticipated period between overhauls, which is generally five years. Related costs are primarily yard costs and the cost of employees directly involved in the work. Amortization costs for periodic overhauls are included in depreciation and amortization expense. Costs for other repair and maintenance activities are included in vessel and rig operating expenses and are expensed as incurred.

Foreign currencies

The Sirius Business and all of its entities use US dollars as their functional currency because the majority of their revenues and expenses are denominated in US dollars. Accordingly, the Sirius Business’ reporting currency is also US dollars. The Sirius Business uses the current method of translation whereby the statements of operations are translated using the average exchange rate for the period and the assets and liabilities are translated using the period-end exchange rate.

Transactions in foreign currencies during a period are translated into US dollars at the rates of exchange in effect at the date of the transaction. Foreign currency assets and liabilities are translated using rates of exchange at the balance sheet date. Gains and losses on foreign currency transactions are included in the Combined Carve-out Statements of Operations.

Current and non-current classification

Receivables and liabilities are classified as current assets and liabilities respectively, if their maturity is within one year of the balance sheet date. Otherwise, they are classified as non-current assets and liabilities.

Cash and cash equivalents

Cash and cash equivalents consist of cash, bank deposits and highly liquid financial instruments with original maturities of three months or less.

Receivables

Receivables, including accounts receivable, are recorded in the balance sheet at their nominal amount less an allowance for doubtful accounts. The Sirius Business establishes reserves for doubtful accounts on a case-by-case basis when it is unlikely that required payments of specific amounts will occur. In establishing these reserves, the Sirius Business considers the financial condition of the customer as well as specific circumstances related to the receivable such as customer disputes. Receivable amounts determined as being unrecoverable are written off.

Drilling rigs

Rigs, vessels and equipment are recorded at historical cost less accumulated depreciation. The cost of these assets, less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated economic useful life of the West Sirius when new, was 30 years.

Significant investments are capitalized and depreciated in accordance with the nature of the investment. Significant investments that are deemed to increase an asset’s value for its remaining useful life are capitalized and depreciated over the remaining life of the asset.

Impairment of long-lived assets

The carrying value of long-lived assets that are held and used by the Sirius Business are reviewed for impairment whenever certain trigger events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. The Sirius Business assesses recoverability of the carrying value of the asset by estimating the undiscounted future net cash flows expected to result from the asset, including eventual disposition. If the undiscounted future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value.

Derivative financial instruments and hedging activities

Net income includes an allocation of Seadrill’s derivative gains and losses related to mark-to-market adjustments on floating-to-fixed interest swaps. The allocation is based on the Sirius Business’ proportion of floating interest rate debt. These derivatives do not qualify for hedge accounting.

Income taxes

Income taxes, as presented, are calculated on an “as if” separate tax return basis. Seadrill’s global tax model has been developed based on its entire business. Accordingly, the tax results are not necessarily reflective of the results that the Sirius Business would have generated on a stand-alone basis. Income tax expense is based on reported income or loss before income taxes.

Significant judgment is involved in determining the provision for income taxes. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business. The Sirius Business recognizes tax liabilities based on its assessment of whether its tax positions are more likely than not sustainable, based on the technical merits and considerations of the relevant taxing authority’s widely understood administrative practices and precedence.

Income tax expense consists of taxes currently payable and changes in deferred tax assets and liabilities calculated according to local tax rules. Deferred tax assets and liabilities are based on temporary differences that arise between carrying values used for financial reporting purposes and amounts used for taxation purposes of assets and liabilities and the future tax benefits of tax loss carry forwards. A deferred tax asset is recognized only to the extent that it is more likely than not that future taxable profits will be available against which the asset can be utilized. The amount of deferred tax provided is based upon the expected manner of settlement of the carrying amount of assets and liabilities, using tax rates enacted at the balance sheet date. The impact of tax law changes is recognized in periods when the change is enacted

Deferred charges

Loan related costs, including debt arrangement fees and legal expenses, are capitalized and amortized over the term of the related loan and are included in interest expense.

Provisions

A provision is recognized in the balance sheet when the Sirius Business has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate of the amount can be made. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Related parties

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are subject to common control or common significant influence.

Recently adopted accounting standards

Accounting Standards Update (“ASU”) No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities – Effective January 1, 2013, the Sirius Business adopted the accounting standards update that expands the disclosure requirements for the offsetting of assets and liabilities related to certain financial instruments and derivative instruments. The update requires disclosures to present both gross information and net information for financial instruments and derivative instruments that are eligible for net presentation due to a right of offset, an enforceable master netting arrangement or similar agreement. The update is effective for interim and annual periods beginning on or after January 1, 2013. The adoption did not have an effect on the Combined Carve-out Financial Statements.

Balance sheet – Effective January 1, 2014, the Sirius Business will adopt the accounting standards update that expands on the recognition, measurement and disclosure obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, except for obligations addressed within existing guidance in US generally accepted accounting principles (GAAP). The update requires measurement of the obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, as the sum of the amount the entity agreed to pay on the basis of its arrangement and any additional amount expected to be paid on behalf of co-obligors. The update also requires an entity to disclose the nature, amount and other information of the obligation. The update is effective for interim and annual periods beginning on or after December 15, 2013. Adoption of this standard is not expected to have a material effect on the Combined Carve-out Financial Statements.

Balance sheet – Effective January 1, 2014, the Sirius Business will adopt the accounting standards update that applies to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. The update requires the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. A pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of an equity method investment. The update is effective for interim and annual periods beginning on or after December 15, 2013. Adoption of this standard is not expected to have a material effect on the Combined Carve-out Financial Statements.

Note 3 – Entities included in the Sirius Business

The following table lists the entities included in the Combined Carve-out Financial Statements of the Sirius Business, as well as their purpose, as of September 30, 2013:

Name of the Company	Jurisdiction of Incorporation	Principal Activities
Seadrill Hungary Kft	Hungary	Rig owner
Seadrill Americas Inc	US	Operating company
Seadrill US Gulf Operations Sirius LLC	US	Operating company

Seadrill Americas Inc. also holds other parts of the global Seadrill operation in addition to West Sirius, such as the management and onshore support function for the Americas region, all US Seadrill employees and for a period of time, the operations of another Seadrill rig, the West Capricorn. As the drilling contract for West Sirius will be transferred to Seadrill US Gulf Operations Sirius LLC in connection with the proposed acquisition of the Sirius Business by a subsidiary of Seadrill Partners LLC, and Seadrill Americas Inc. is not intended to be included in the acquisition, the historical operations of West Sirius have been carved out from Seadrill Americas Inc.

In addition to the entities listed above, the Combined Carve-out Financial Statements include allocations and charges from other Seadrill subsidiaries from which the Sirius Business is deemed to have received benefit.

Note 4 – Taxation

The following table summarizes, by jurisdiction, the components of the provision for income taxes for the nine months ended September 30, 2013 and 2012:

	Nine months ended September 30,
(In $ millions)	2013	2012
Current tax expense:
Hungary	$1.0	$1.2
United States	4.1	—

Total current tax expense	5.1	1.2
Deferred tax expense/(benefit):
United States	—	(1.6)

Total income tax expense/(benefit)	$5.1	$(0.4)

A reconciliation between the income tax expense resulting from applying the Bermudan statutory income tax rate and the reported income tax expense has not been presented herein as it would not provide additional useful information to users of the Unaudited Combined Carve-out Financial Statements as the Sirius Business’ net income is not subject to Bermuda tax.

Note 5 – Accounts receivable

Accounts receivable are presented net of allowances for doubtful accounts. There was no allowance for doubtful accounts receivables at September 30, 2013 and December 31, 2012.

Note 6 – Other current assets

Other current assets include:

(In $ millions)	September 30, 2013	December 31, 2012
Prepaid expenses	$0.6	$0.1
Reimbursable amounts due from customers	0.3	0.7
Other	0.2	0.1

Total other current assets	$1.1	$0.9

Note 7 – Drilling rigs

(In $ millions)	September 30, 2013	December 31, 2012
Cost	$606.5	$583.4
Accumulated depreciation	(115.2)	(99.0)

Net book value	$491.3	$484.4

Note 8 – Long-term debt

As of September 30, 2013 and December 31, 2012, Seadrill had the following amounts outstanding under the $1,500 million secured credit facility related to the West Sirius:

(In $ millions)	September 30, 2013	December 31, 2012
Credit facilities
$1,500 credit facility	$220.2	$259.1

Less: current portion	220.2	51.8

Long-term portion of interest bearing debt	$—	$207.3

The outstanding debt as of September 30, 2013 is repayable as follows:

(In $ millions)	Year ending December 31
2013	$13.0
2014	207.2

Total debt	$220.2

$1,500 million secured credit facility

In June 2009, Seadrill entered into a $1,500 million senior secured loan facility with a syndicate of banks and export credit facility agents, to partly fund the acquisition of the West Capella, the West Sirius, the West Ariel, and the West Aquarius rigs, which have been pledged as collateral. The loan facility bears interest at LIBOR plus 3.25% per annum and is repayable over a term of five years. At maturity in June 2014, a balloon payment of $662.0 million is due, of which $194.3 million relates to the West Sirius. There was no undrawn capacity on this facility as of September 30, 2013.

Covenants on loans and bonds

In addition to the collateral provided to lenders in the form of pledged assets, Seadrill’s bank loan agreements generally contain financial covenants, the primary covenants being as follows:

•	Aggregated minimum liquidity requirement for the group: to maintain cash and cash equivalents of at least $155 million within the group.

•	Interest coverage ratio: to maintain an EBITDA to interest expense ratio of at least 2.5:1.

•	Current ratio: to maintain current assets to current liabilities ratio of at least 1:1. Current assets are defined as book value less minimum liquidity, but including up to 20.0% of shares in listed companies owned 20.0% or more. Current liabilities are defined as book value less the current portion of long term debt obligations.

•	Equity to asset ratio: to maintain total equity to total assets ratio of at least 30.0%. Both equity and total assets are adjusted for the difference between book and market values of drilling rigs.

•	Leverage ratio: to maintain a ratio of net debt to EBITDA no greater than 4.5:1. Net debt is calculated as all interest bearing debt less cash and cash equivalents excluding minimum liquidity requirements.

Seadrill was in compliance with all the financial loan covenants as of September 30, 2013 and December 31, 2012.

Note 9 – Other current liabilities

Other current liabilities are comprised of the following:

(In $ millions)	September 30, 2013	December 31, 2012

Taxes payable	$5.1	$1.5
Accrued interest	0.5	0.1
Accrued expenses	9.1	2.2
Total other current liabilities	14.7	3.8

Note 10 – Related party transactions

Invoiced charges

As described in Note 1, Seadrill charges the Sirius Business, a share of its general and administrative costs. Amounts charged to the Sirius Business for the nine months ended September 30, 2013 and 2012 were $6.1 million and $5.2 million, respectively, which include amounts related to the following:

•	$3.1 million and $1.8 million for the years ended September 30, 2013 and 2012, respectively, from the Seadrill corporate head office in the United Kingdom and Norway related to personnel costs, office rent and other administrative costs.

•	Insurance policies for the Sirius Business were entered into by a Seadrill Group company. Insurance premiums charged to the Sirius Business related to the West Sirius were $3.0 million and $3.4 million for the nine months ended September 30, 2013 and 2012.

Allocated costs

As described in Note 1, the Sirius Business Combined Carve-out Financial Statements include certain allocations. Amounts allocated to the statement of operations for the nine months ended September 30, 2013 and 2012 are:

(In $ millions)	September 30, 2013	September 30, 2012

Interest expense on rig specific debt	$8.0	$10.3
Derivatives gains and losses	(3.5)	4.1
Interest expense on general purpose debt	1.6	0.5
Total allocated costs and expenses	6.1	14.9

Certain Sirius Business entities use a cash pool sweeping arrangement within Seadrill’s corporate group, whereby cash held at a subsidiary level is swept on a daily basis into a centralized treasury function. Due to the accounting convention for carve-out financial statements, the amount due from Seadrill with respect to this cash is recognized as owner’s equity in the Sirius Business Financial Statements.

Note 11 – Risk management and financial instruments

The Sirius Business is exposed to various market risks, including interest rate, foreign currency exchange and concentration of credit risks. The Sirius Business may enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks.

Interest rate risk

The Sirius Business’ exposure to interest rate risk relates mainly to its floating interest rate debt. This exposure is managed through the use of interest rate swaps and other derivative arrangements. The Sirius Business’ objective is to obtain the most favorable interest rate borrowings available without increasing its foreign currency exposure. The extent to which the Sirius Business utilizes interest rate swaps derivatives to manage its interest rate risk is determined by the net debt exposure and its views on future interest rates.

Interest rate swap agreements

For the nine months ended September 30, 2013 and 2012, the Sirius Business was allocated a proportion of Seadrill’s gain on interest rate swaps, based on its share of floating interest rate debt and, therefore, no positions are recorded within the Sirius Business’ Combined Carve-Out Financial Statements.

Details of Seadrill’s interest rate swaps

The extent to which Seadrill utilizes interest rate swaps to manage its interest rate risk is determined by the net debt exposure and its views on future interest rates. At September 30, 2013 and December 31, 2012, Seadrill had interest rate swap agreements with an outstanding principal of $9,529 million and $6,148 million, respectively. These agreements do not qualify for hedge accounting, and accordingly the Sirius Business’ share of any changes in the fair values of the swap agreements are included in the Sirius Business’ Combined Carve-out Statement of Operations under ‘Gain/(loss) on interest rate swaps.” Seadrill’s combined total fair value of the interest rate swaps outstanding as of September 30, 2013 and December 31, 2012, amounted to a liability in Seadrill’s financial statements of $182 million and $384 million, respectively. The fair value of the interest rate swaps are classified as other current liabilities in Seadrill’s balance sheet as of September 30, 2013.

Concentration of credit risk

The Sirius Business has financial assets which expose the Sirius Business to credit risk arising from possible default by a counterparty. The Sirius Business considers the counterparties to be creditworthy and does not expect any significant loss to result from non-performance by such counterparties. The Sirius Business in the normal course of business does not demand collateral from its counterparties.

Fair values

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.

The fair value of the current and long-term portion of floating rate debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis. This debt is not freely tradable and cannot be purchased by the Sirius Business at prices other than the outstanding balance plus accrued interest. We have categorized it at level 2 on the fair value measurement hierarchy.

The Sirius Business does not have any financial instruments that are measured at fair value on a recurring basis.

		Fair value measurements at reporting date using
(In $ millions)	Fair value September 30, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$1.0	$1.0	$—	$—
Current portion of long-term debt	220.2	—	220.2	—
Long-term portion of floating rate debt	—	—	—	—

Accounting Standards Codification (“ASC”) Topic 820 Fair Value Measurement and Disclosures emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC Topic 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level one input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that the Sirius Business has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Sirius Business’ assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Retained risk

a) Physical damage insurance

Seadrill has purchased hull and machinery insurance to cover for physical damage to its drilling rigs and those of the Sirius Business and charges the Sirius Business for the associated cost for the West Sirius.

The Sirius Business retains the risk for the deductibles relating to physical damage insurance on the West Sirius. The deductible is currently a maximum of $5.0 million per occurrence.

b) Loss of hire insurance

Seadrill purchases insurance to cover for loss of revenue in the event of extensive downtime caused by physical damage to its drilling rigs, where such damage is covered under the Seadrill’s physical damage insurance, and charges the Sirius Business for the cost related to the West Sirius.

The loss of hire insurance has a deductible period of 60 days after the occurrence of physical damage. Thereafter, insurance policies according to which the Sirius Business is compensated for loss of revenue are limited to 290 days. The Sirius Business retains the risk related to loss of hire during the initial 60 day period, as well as any loss of hire exceeding the number of days permitted under insurance policy. This means that if the West Sirius is wholly or partially deprived of income as a consequence of damage, the loss of income will not be compensated by insurance.

(c) Protection and indemnity insurance

Seadrill purchases protection and indemnity insurance and excess liability insurance for personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling rigs to cover claims of up to $750 million per event and in the aggregate for the West Sirius.

Concentration of risk

There is a concentration of credit risk with respect to cash and cash equivalents as most of the amounts are deposited with Citibank Group and Danske Bank A/S. The Sirius Business considers these risks to be remote.

In the nine months ended September 30, 2013 and 2012, all of the Sirius Business’ contract revenues were received from subsidiaries of BP plc (“BP”).

Note 12 – Commitments and contingencies

Legal proceedings

As of September 30, 2013, the Sirius Business was not party to any litigation.

Pledged assets

The book value of assets pledged under mortgage and overdraft facilities as of September 30, 2013 and December 31, 2012 was $491.3 million and $484.4 million, respectively.

Purchase commitments

At September 30, 2013 and December 31, 2012, the Sirius Business had contractual commitments related to office rental of $1.7 million and $3.9 million, respectively.

Note 13 – Subsequent events

The Sirius Business has performed an evaluation of subsequent events through December 2, 2013, which is the date the financial information was issued, with no material events or transactions needing recognition or disclosure found.